Exhibit 99.1

BRAZIL POTASH FURTHER STRENGTHENS BOARD OF DIRECTORS WITH APPOINTMENT OF CHRISTIAN JOERG

•	Industry Veteran Brings Over 30 Years of Global Agricultural Commodities and Trade Finance Expertise

•	Appointment Strengthens Board as Company Advances Construction of Autazes Potash Project

MANAUS, BRAZIL, January 6, 2024 (GLOBE NEWSWIRE) — Brazil Potash Corp. (“Brazil Potash” or the “Company”) (NYSE-American: GRO), a company developing and constructing the largest potash fertilizer project in Brazil, today announced the appointment of Christian Joerg to its Board of Directors, effective immediately. Mr. Joerg brings over three decades of leadership in agricultural commodities, international trade, agriculture finance, and food security throughout Africa and the Middle East.

“Christian’s appointment strengthens our Board as we progress construction of the Autazes Potash Project. His deep industry expertise in global agricultural markets and extensive relationships in the Middle East will significantly contribute to our future success. His proven record of successfully building and managing global agricultural businesses, combined with his experience in trade finance and risk management, will be instrumental in helping guide Brazil Potash’s strategic growth,” said Mayo Schmidt, Executive Chairman of Brazil Potash.

Mr. Joerg is Chief Executive Officer of VA Intertrading Aktiengesellschaft (VAIT), Austria’s leading trading company. Most recently, Mr. Joerg served as Vice President, Trade, SALIC (Saudi Agricultural and Livestock Investment Company) and was previously head of Agriculture Supply Chain Investments and Portfolio Management responsible for the development and execution of Saudi Arabia’s global food security strategy. Previously, Mr. Joerg served as CEO of MAG Commodities (2013-2016), Vice President and Managing Director for Viterra’s Europe, Middle East and Africa operations (2008-2013), Executive Director of Commodity Trade Finance at UBS (2005-2008), and Vice President and Managing Director of Collateral Management at SGS (1998-2005).

Mr. Joerg holds degrees from Dr. Räbers Business College in Zürich and the Agricultural College Strickhof. He is multilingual, speaking German, English, French, and Dutch.

About Brazil Potash

Brazil Potash (NYSE-American: GRO) (www.brazilpotash.com) is developing Brazil’s largest potash project that will supply sustainable fertilizers to one of the world’s largest agricultural exporters. Brazil is critical for global food security as the country has amongst the highest amounts of fresh water, arable land, and an ideal climate for year-round crop growth but is vulnerable as it imports over 95% of its potash fertilizer despite having what is anticipated to be one of the world’s largest undeveloped potash basins in its own backyard. The potash produced will be transported primarily using low-cost river barges on an inland river system in partnership with Amaggi (www.amaggi.com.br), one of the largest farmers and logistical operators of agricultural products in Brazil. With initial planned annual potash production of 2.4 million tons per year, Brazil Potash will supply approximately 17% of the growing potash demand in Brazil with future plans to double output. 100% of Brazil Potash’s production will be sold domestically to reduce Brazil’s reliance on potash imports while concurrently mitigating approximately 1.4 million tons per year of GHG emissions.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements, which are statements that are not historical facts. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. Such forward-looking statements, including statements relating to the appointment of a new director and the potential benefits of such appointment, are subject to risks and uncertainties, many of which are beyond the control of the Company, including those described in the “Risk Factors” section of the Company’s registration statement on Form F-1, as amended, for the IPO filed with the SEC and the supplemented PREP prospectus filed in each of the provinces and territories of Canada, other than Québec. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, unless required by law.

Contact:

Brazil Potash Investor Relations

info@brazilpotash.com